

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2015

Via E-mail
Herman G. Kotze
Chief Financial Officer
Net 1 Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts and Bolton Road
Rosebank, Johannesburg 2196
South Africa

> **Re: Net 1 Technologies, Inc.**
> **Form 10-K for Fiscal Period Ended June 30, 2014**
> **Filed August 28, 2014**
> **File No. 000-31203**

Dear Mr. Kotze:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Period Ended June 30, 2014

Consolidated Financial Statements, page F-1

Report of Independent Registered Public Accounting Firm

1. Please revise in future filings to identify the city in which the report was issued.

Note 14. Common Stock, page F-33

2. Please tell us and revise future filings to clarify why the common shares were sold at a 25% discount to the closing price of the company's common stock on December 6, 2013. Please tell us why you determined the discount on that particular date instead of April 16, 2014, the date the common shares were issued. Please also tell us how you determined that a volatility assumption of 21.04% was appropriate given your risk factor disclosure which states that your stock price experienced significant volatility, resulting in an assumed volatility for your stock options of 50% for 2014. Please also clarify why you assumed a risk free rate of 7.9% for the BEE transaction while you assumed a risk free rate of .9% for your stock options in 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202) 551-3752 with any questions.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief